Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
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w:	www.kimberresources.com

POSITIVE 2011 EXPLORATION RESULTS UNDERPIN KIMBER PLANS TO UPDATE MINERAL RESOURCE ESTIMATE FOR CARMEN DEPOSIT
Management focused on strengthening team that can advance Carmen towards a production decision

October 12, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce plans to update the mineral resource estimate for the Carmen gold-silver deposit at its Monterde Project, Mexico, based on positive 2011 drilling that has included many new high-grade intercepts below the current mineral resource. On the advice of its independent consultants, Kimber's management and Board have determined that these drilling results are essential components of any economic study that will be used for development and production planning and need to be incorporated into mineral resource estimates and economic studies.

"Kimber has already completed two independent preliminary economic assessments that show Kimber’s potential to become a profitable gold-silver producer at the Monterde project in Mexico," said Gordon Cummings, President & CEO. "We are making important strides in 2011, not only to increase the overall quantity and grade of Kimber’s mineral resource base but to strengthen our management team and our Board from a development and production perspective, and to advance our project towards a production decision. We have decided to take the right steps, in the right order, to ensure that we can bring Monterde into production as efficiently and quickly as possible, while ensuring we design a robust and profitable operation."

The objectives for the next several months include:

  Hire an executive level engineer with significant production experience. Kimber has embarked on a search to hire a production experienced executive to lead the effort to bring Monterde into production.

  Complete an updated mineral resource estimate for the Carmen deposit by April 30, 2012 based on drill results up to October 2011. Since the last mineral resource estimate, Kimber has drilled over 32,000 metres at Carmen. As a result of the deeper, higher-grade discoveries below the currently estimated mineral resources, it appears that incorporation of the high- grade discoveries may lead to changes in open pit configuration and require more underground mine planning to optimize the economic results for the project.

  Continue drilling to expand and upgrade mineral resources at Monterde.

  Continue with work on geotechnical matters, water and waste management, processing, assessment of permit requirements and environmental matters and other priorities that must be addressed before a production decision can be made.

“Kimber is currently reviewing proposals for various other feasibility level work programs which could be completed in the second and third quarters of 2012," said Mr. Cummings. “With the planned completion of the mineral resource estimate for Carmen and the hiring of a senior engineering executive in the first quarter of 2012, Kimber can move quickly towards completion of a feasibility study.”

Highlights of the previously released 2011 drill program targeted at the Carmen Deep areas:

Drill Hole	Section	From	To	Intercept*	Gold	Silver	Gold equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-117	29	584.0	594.0	10.0	11.0	3.6	11.1
MTC-122D	32	643.2	645.5	2.3	22.7	32.6	23.2
MTC-123A	32	395.0	405.1	10.1	2.0	27.3	2.5
MTRD-472	27	268.0	276.5	8.5	1.2	96.2	2.8
MTRD-473	38	188.0	192.0	4.0	25.1	13.6	25.3
MTRD-476	30	565.5	570.4	4.9	78.4	127.9	80.5
MTRD-477	34	166.0	174.0	8.0	1.7	181.5	4.7
MTRD-477	34	255.5	260.7	5.2	51.9	1,076.7	69.9
MTRD-477	34	338.4	340.4	2.0	25.2	725.0	37.3
MTRD-477	34	418.5	419.4	0.9	44.5	38.2	45.1
MTRD-477	34	432.0	433.2	1.2	28.2	26.0	28.6
MTRD-478	44	60.0	64.0	4.0	2.3	232.0	6.1
MTRD-478	44	156.0	162.0	6.0	4.2	40.6	4.9
MTRD-478	44	348.4	352.6	4.2	13.0	11.8	13.2
MTRD-492	43	473.5	475.5	2.0	12.8	5.7	12.9
MTRD-502	30	584.0	587.0	3.0	8.8	7.7	8.9
MTRD-511	35	190.0	202.0	12.0	1.8	130.8	4.0
MTRD-511	35	210.0	224.0	14.0	4.5	112.4	6.4
MTRD-511	35	366.7	371.2	4.5	12.7	9.7	12.9
MTRD-511	35	377.2	383.0	5.8	6.4	18.1	6.7
MTRD-516	37	118.0	144.0	26.0	0.5	68.2	1.6

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Results for drill holes MTRD-472 , MTRD-473 and MTRD-478 were made public in a press release dated May 19, 2011; results for drill hole MTRD-477 were made public in a press release dated May 26, 2011; results for drill hole MTRD-476 were made public in a press release dated May 31, 2011; results for drill hole MTRD-492 were made public in a press release dated June 2, 2011; results for drill hole MTC-117 were made public in a press release dated July 27, 2011; results for drill holes MTC-122D and MTRD-502 were made public in a press release dated August 31, 2011; and results for drill holes MTRD-123A, MTRD-511 and MTRD-516 were made public in a press release dated September 28, 2011.

Illustrations

A plan view of the location of the previously released drill holes shown in this release, completed in 2011, can be viewed via the following link:

Plan View of select ion of Carmen 2011 drill holes

Highlights of the previously released 2011 drill program targeted at the Carmen Open Pit area:

Drill Hole	Section	From	To	Intercept*	Gold	Silver	Gold equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTR-446	29	14.0	50.0	36.0	0.60	61.8	1.6
MTR-447	31	22.0	50.0	28.0	0.27	72.0	1.5
MTR-448	33	20.0	32.0	12.0	0.95	200.0	4.3
MTR-449	37	28.0	46.0	18.0	0.42	74.6	1.7
MTR-454	47	2.0	36.0	34.0	0.54	118.4	2.5
MTR-455	49	46.0	56.0	10.0	0.68	266.8	5.1
MTR-458	45	8.0	24.0	16.0	0.23	79.7	1.6
MTR-458	45	36.0	76.0	40.0	0.78	99.4	2.4
MTR-460	46	38.0	94.0	56.0	0.44	89.7	1.9
MTR-470	27	38.0	48.0	10.0	2.18	98.0	3.8
MTR-480	28.5	20.0	52.0	32.0	1.40	71.4	2.6
MTR-490	39.5	10.0	18.0	8.0	1.10	115.4	3.0

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
***Results for drill holes MTR-446, MTR-447, MTR-448 and MTR-449 were made public in a press release dated February 7 2011; results for drill holes MTR-454, MTR-455, MTR-458 and MTR-460 were made public in a press release dated March 3, 2011; results for drill hole MTR-470 were made public in a press release dated April 19 2011; and results for drill holes MTR-480 and MTR-490 were made public in a press release dated May 19, 2011.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the preliminary economic assessment for Monterde represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251
Fax: (604) 669-8577
Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred resources to measured and indicated resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen deposit and other targets within the Monterde project, the further development of the Monterde project, expected results and future economic assessments of the Monterde project, decisions to proceed to production, and the availability of financial and human resources to undertake the development and operation of a mine. When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “could”, “if”, “anticipates”, “potential”, “planned” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and mineral resource estimates, risks relating to fluctuations in the price of gold and silver, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as filed on September 27, 2011. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.